Ansell Limited A.C.N. 004 085 330 Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia GPO Box 772H, Melbourne, Victoria 3001, Australia Telephone (+61 3) 9270 7270 Facsimile (+61 3)

January 26, 2006

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Ansell Limited

Form 20-F for the Fiscal Year Ended June 30, 2004

File No. 0-15850

Dear Mr. Decker:

This is in response to your letter of January 11, 2006.

I have attached our response to the comments raised following your review of our letter dated January 3, 2006. For your convenience, I have included the text of the Staff’s comments at the beginning of our response.

In responding to your comments Ansell Limited acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Rustom Jilla
Rustom Jilla
Chief Financial Officer

Responses to SEC Comments on Ansell Limited’s Form 20F for Fiscal Year Ended June 30, 2004

Form 6K Filed on October 3, 2005.

1. We have read your response to comment one from our letter dated December 19, 2005. Please also tell us how you account for the put and call right. Your explanation should refer to the applicable accounting literature.

Response

The amended partnership agreement dated October 19, 2001 [ filed with our Form 20-F for the fiscal year ended June 30, 2001 ] provided Ansell with the right to “put” its interest in SPT to its partner, The Goodyear Tire and Rubber Company (Goodyear), at any time during the period August 13, 2005 to August 12, 2006. Subsequently Goodyear has a “call right” from August 13, 2006 to February 12, 2007.

For AGAAP purposes Ansell’s interest in South Pacific Tyres ( SPT) is carried as an investment. As Ansell has indicated that it will exercise its put option within the required time period the recoverable amount of the investment in SPT is reviewed at each reporting period by reference to the put option valuation formula as detailed in the amended partnership agreement. This is in compliance with Australian Accounting Standard AASB 1010 Recoverable Amount of Non Current Assets.

For US GAAP purposes the provisions contained in the amended partnership agreement continue to provide Ansell with the legal ability to significantly influence the partnership. Accordingly, for US GAAP reporting purposes equity accounting is applied for the purposes of accounting for the investment in SPT in accordance with the requirements of APB 18 and FIN 35. No specific accounting entries were raised in the US GAAP accounts for the year ended 30 June 2005 for the put and call rights on the basis that the exercise period for these rights had not commenced and equity accounting represented a more conservative view of the value of the investment.